FOIA Confidential Treatment Request by Nasus Pharma Ltd. Pursuant to Rule 83 (17 C.F.R. 200.83).

This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”)

Nasus pharma ltd.

Yigal Alon 65.

Tel Aviv, 6744317, Israel

December 31, 2024

Via EDGAR

Daniel Crawford

Joe McCann

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Nasus Pharma Ltd. (the “Company,” “we,” “our” and similar terminology) Draft Registration Statement on Form F-1 Submitted August 30, 2024 CIK No. 0002029039

Dear Sirs,

The purpose of this letter is to respond to the comment letter of September 27, 2024, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned draft registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently submitting an amended draft registration statement on Form F-1 (“Amendment No. 1”).

Page references in our responses are to Amendment No. 1. Unless otherwise stated, any defined terms in Amendment No. 1 apply within this letter.

Draft Registration Statement on Form F-1 submitted August 30, 2024

Prospectus Summary

Our Company, page 1

1.	With reference to your disclosures on page 105 and elsewhere, please revise your Prospectus Summary to disclose that you plan to pursue FDA’s 505(b)(2) regulatory pathway for NS001 and NS002. Briefly describe what that pathway entails and identify the reference listed drug/device that you intend to use in your prospective NDA applications. Identify and briefly explain the clinical testing that you plan to conduct prior to submitting NDAs for both candidates. Briefly explain relevant terminology at first use, including, as applicable, “reliability study,” “stability study,” “phase 2 study” and “pivotal study.”

Response: In response to the Staff’s comment, we have revised our Prospectus Summary to disclose that we plan to pursue the FDA’s 505(b)(2) regulatory pathway for NS001 and NS002, with a brief explanation of what the pathway entails and identifying the reference drug. In addition, we have revised our disclosures on the following pages to clarify the meaning of the below terminology:

●	Page 1, Pivotal clinical study: also known as the Phase 3 study, is administered to an expanded patient population to further evaluate dosage and clinical efficacy.

FOIA Confidential Treatment Request by Nasus Pharma Ltd. Pursuant to Rule 83 (17 C.F.R. 200.83).

Daniel Crawford

Joe McCann

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

●	Page 1, Phase 2 study: is undertaken to (i) optimize the dose that will be used in the final registration study, (ii) in limited patient populations to identify possible adverse effects and safety risks, (iii) to preliminarily evaluate the efficacy of the product for specific targeted diseases or conditions and (iv) to determine dosage tolerance, optimal dosage and dosing schedule. Our Phase 2 study is aimed at defining the final clinical dose to be used in our powder epinephrine product candidate, compared to our reference product (EpiPen).
●	Page 1, Stability study: stability testing involves testing the product under various temperature and humidity points.
●	Page 1, Reliability study: a subset of the stability study that tests the products administration device in several potential conditions
●	Page 1, Useability study: tests how user-friendly the device is;
●	Page 1, Preclinical studies: short animal safety studies in two animal species;
●	Page 91, Phase 1 study: aimed to test the safety of NS002 and evaluate the PK verse the reference product. In a Phase 1 Study, the drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion, the side effects associated with increasing doses and if possible, to gain early evidence of effectiveness.

2.

Please revise your Our Company section to provide a balanced presentation of your business. In this regard, we note several performance claims concerning your product candidates relative to approved products notwithstanding that you need to perform additional clinical testing. With reference to your disclosures on pages 16, 21 and elsewhere, please explain that you currently have no FDA approved products, that your products have been tested on relatively small patient populations and the FDA may not agree that your product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 1, 69, and 79. In addition, we have revised our disclosures throughout to clarify that we currently have no FDA approved products, that our products have been tested on relatively small patient populations and the FDA may not agree that our product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval.

3.	Please revise your Prospectus to remove statements that your product candidates are safe as safety determinations are within the sole discretion of the FDA and similar foreign regulators. As a non-exhaustive list, we note your disclosure on page 1 that NS001 has a “favorable safety profile,” on page 90 that “NS002 was found to be a safe, needle-free treatment” and on page 93 that your pharmacodynamic results “reflect the safety of [y]our intranasal administration.”

Response: In response to the Staff’s comment, we have revised our disclosures throughout Amendment No. 1 to remove or clarify statements regarding the safety of our product candidates.

FOIA Confidential Treatment Request by Nasus Pharma Ltd. Pursuant to Rule 83 (17 C.F.R. 200.83).

Daniel Crawford

Joe McCann

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

The Offering, page 5

4.	Please revise here and in your Use of Proceeds section to clarify the stages of development you intend to fund using the proceeds from this offering used for the “two additional early-stage indications.”

Response: In response to the Staff’s comment, we have revised our disclosures on pages 5 and 63. We respectfully advise and clarify that the two additional early-stage indications have not yet chosen and will be determined at a later date. We have revised our disclosure on page 107 to clarify that in addition to our two main products, Intranasal Naloxone and Intranasal Epinephrine, we are exploring other potential indications for which our PBI technology may be applicable, including Midazolam (acute seizures), Atropine (organophosphate poisoning), and Metoclopramide (intractable vomiting). We will determine from this list which two additional early-stage indications we will explore.

Risk Factors

Risks Related to Our Business and Industry

We manage our business through a small number of employees and key consultants . . . ., page 44

5.	Please revise to identify your one-full time employee. With reference to your “Management” disclosure on page 123, please clarify which members of the management team are part-time, independent contractors and/or consultants. To the extent that you do not have a Chief Financial Officer or a full-time Chief Financial Officer, please revise to provide appropriate risk factor disclosure or advise.

Response: In response to the Staff’s comment, we have revised our Risk Factor on page 44 to clarify that we have one part-time employee (Ms. Tair Lapidot), three service providers (Dr. Dalia Megiddo, Mr. Udi Gilboa, and Mr. Oren Elmaliah) and one consultant (Ms. Galia Temtsin Kryaz). We have also revised our disclosure to clarify that, while we do not currently have a full-time Chief Financial Officer, we intend to have a full time Chief Financial Officer upon the consummation of our initial public offering. In addition, we have revised the “Management” disclosure on page 124 to identify the status of our management team.

Business

The Intranasal Drug Delivery Product Market

Overview, page 79

6.	We note your graphics on page 82 appear to have footnotes associated with different countries but there are no accompanying footnote disclosures. We also note “USA” is listed twice in both graphics. Please revise or otherwise advise.

Response: In response to the Staff’s comment, we have revised our graphic on page 83 to include footnote citations and clarify that USA is listed twice to denote two data sources for the United States.

Nasus’s Well Differentiated and Diversified Technology Platform - Intranasal Powder, page 87

7.	We refer to Figure 5 on page 88. Please identify the third-party particles depicted in the left graphic and the particles depicted in the right graphic.

Response: In response to the Staff’s comment, we have revised our disclosure preceding the graphic on page 89 to identify the particles presented in Figure 5.

FOIA Confidential Treatment Request by Nasus Pharma Ltd. Pursuant to Rule 83 (17 C.F.R. 200.83).

Daniel Crawford

Joe McCann

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Aptar UDS and collaboration, page 89

8.	Please revise to explain whether the agreement covers use of the Unit Dose Spray product to deliver drug products in addition to Naloxone. In this regard, it is unclear whether your NS002 candidate will be delivered using Aptar’s nasal unidose system or another spray system that is covered under a separate agreement.

Response: In response to the Staff’s comment, we have revised our disclosure on page 90 to clarify that we signed a separate schedule of work with Aptar on April 20, 2020, pursuant to which the terms of the Master Services Agreement were extended to NS002, for a fee of $675,000, such that Aptar will provide support to us for the use and submission of its intranasal Unit Dose Spray product to be the delivery system for our Intranasal Epinephrine powder.

Our Products, page 89

9.	Please revise the Business section to disclose, for each clinical trial, the primary and secondary endpoints, as applicable, whether the trials met these endpoints, whether the trials were powered for statistical significance and if so, whether the results were statistically significant, disclose if there were any significant adverse events and if so, disclose the type and number of each. Regarding statistical significance, we note you indicate some of your data is statistically significant, but we are unable to tell if the data pertains to an endpoint and if so, whether the endpoint is a primary or secondary endpoint.

Response: In response to the Staff’s comment, we have revised our disclosures in the Business section on pages 95 and 99 to provide further information regarding our clinical trials.

Our phase 2 dose-finding/safety study - NP006, page 91

10.	We note the reference on page 92 to a “PS002 study.” Please tell us whether this is the same study as the NP006 study or is an entirely different one.

Response: In response to the Staff’s comment, we have revised our disclosures in the Business section on page 91 to clarify this is in reference to the NP006 study.

Intranasal Naloxone (NS001), page 94

11.	Please revise your disclosure on page 98 to provide the details of the “scientific advice request from several countries in the European Union.” Revise to state the purpose of the “short preclinical study in rats.”

Response: In response to the Staff’s comment, we have revised our disclosure on page 99 to clarify that we will be meeting with two or three regulatory authorities in the European Union to inquire and discuss the package that should be submitted for marketing approval in the European Union. In addition, we have revised our disclosure to clarify that that the short preclinical study in rats will involve a one-time administration of NS001 and follow up at different time points up to two weeks to study its histology.

FOIA Confidential Treatment Request by Nasus Pharma Ltd. Pursuant to Rule 83 (17 C.F.R. 200.83).

Daniel Crawford

Joe McCann

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Competitors and Market for NS002, page 100

12.	Please revise under this heading and elsewhere in your Business section to remove statements that your products are superior to competitors and comparisons that were not the result of head-to-head clinical trials. You may provide and discuss the data from head-to-head clinical trials and state the conclusions supported by the data. Where you make comparisons between your product candidates and approved therapies, revise to add context that your product candidates have only been tested in small patient sample sizes, have not been approved by the FDA or a similar foreign regulator and may never receive such approval.

Response: In response to the Staff’s comment, we have revised our disclosures throughout the Business section to remove or clarify statements regarding our products as compared to our competitors that have not been the subject of head-to-head clinical trials. In addition, we respectfully advise the Staff that our studies of NS002 were evaluated against the EpiPen as a reference product. Specifically, the NP002 pilot study showed comparable or superior PK profile, especially during the first 30 minutes in a simulation of the real-life nasal congestion that occurs in severe allergic reactions, while the NP006 study indicated that 4mg of NS002 is absorbed faster and achieves the clinical threshold faster than the reference product. We further respectfully advise the Staff that in our studies of NS001, which used Narcan as the reference product, superior PK profile was also shown. Specifically, in the NPNAL004 study, results were specifically significant in that 4mg of NS001 displayed greater peak and total systemic exposure, with earlier onset of action when compared to the reference product after a single dose in healthy subjects. In NPNAL004, the results were statistically significant in the working assumption that the NS001 drug delivery system is either comparable or superior to the reference product while maintaining the effectiveness of the treatment. We have revised our disclosures on page 95 and 99 to reflect the above information.

Intellectual Property, page 102

13.	Please revise under this heading to disclose whether you own or license your intellectual property, the expiration dates for your issued patents and expected expiration dates for your pending patents. To the extent your intellectual property is licensed, revise your Risk Factors section to provide appropriate disclosure.

Response: In response to the Staff’s comment, we have revised our disclosure relating to Intellectual Property to clarify that we own all of our intellectual property. In addition, we have added the relevant expiration dates for our issued and pending patents, where applicable.

Research and Development, page 105

14.	We note your disclosures concerning the steps that you must complete in order to submit the NDA dossier necessary for marketing approval of each product candidate. Please expand your disclosure in this section or elsewhere in the Business section to explain what each step entails. For steps that involve clinical testing, please explain the trial size, timing, cost and the endpoints or performance measures that will need to be shown relative to the reference drug/device product in order to support an NDA application filed pursuant to the 505(b)(2) pathway.

Response: In response to the Staff’s comment, we have revised our disclosure on page 106 to explain the steps required to submit our products for marketing approval. Rule 83 Confidential Treatment Request by Nasus Pharma Ltd. Request #1 [***]:

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FOIA Confidential Treatment Request by Nasus Pharma Ltd. Pursuant to Rule 83 (17 C.F.R. 200.83).

Daniel Crawford

Joe McCann

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

15.	For your NS002 candidate, please tell us whether you will need to conduct clinical testing that involves self-administration by subjects with severe Type I allergies and patients experiencing anaphylaxis. With respect to NS001, please tell us whether you will need to conduct clinical testing for emergency treatment of known or suspected opioid overdose or whether testing will be limited to healthy patients.

Response: We note the Staff’s comment and respectfully advise that we will conduct clinical testing of NS002 through self-administration by healthy patients. Additionally, we respectfully advise that we will conduct clinical testing of NS001 by healthy patients.

16.	We note your disclosure on page 106 that you “entered into a non-recurring research and development arrangement with a governmental body.” Please revise to state whether you are still performing services pursuant to the agreement and whether the agreement includes future obligations, and if so, disclose the obligations.

Response: In response to the Staff’s comment, we have revised our disclosure on page 107 to clarify that as part of the arrangement with the governmental body, we already performed certain research and development activities in connection with NS001. We do not have any future obligations, nor other contractual commitment to repay the amounts received under this agreement with this governmental body.

Orange Book Listing, page 108

17.	Please disclose, if known, whether you will need to challenge patents via a Paragraph IV certification. To the extent that you plan to pursue this certification or there is material uncertainty, then please add a risk factor that discusses the need or potential need for a 30-month stay on future NDA applications that you submit for your lead candidates.

Response: We note the Staff’s comment and respectfully advise that we are not aware of any current or potential challenges to our intellectual property.

Exclusivity, page 109

18.	Please revise to indicate, if known, whether you will pursue non-patent regulatory exclusivity for your candidates. If you do not and/or there is a material risk that you will not be eligible, please add a risk factor, as applicable, that you may face competition from third parties seeking to market generic versions of your products shortly after FDA approval.

Response: We note the Staff’s comment and respectfully advise that we have not currently made a decision as to whether we will pursue non-patent regulatory exclusivity for our product candidates.

FOIA Confidential Treatment Request by Nasus Pharma Ltd. Pursuant to Rule 83 (17 C.F.R. 200.83).

Daniel Crawford

Joe McCann

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Management

Compensation

Services Agreements with Executive Officers, page 125

19.	Please revise under this heading where appropriate to disclose the exercise price and expiration dates for the share options granted to Tair Lapidot and Oren Elmaliah under the 2019 Plan. Refer to Item 6.B(1) of Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosures on page 125 to include the exercise price and expiration dates for the share options granted to Ms. Tair Lapidot and Mr. Oren Elmaliah.

Related Party Transactions

Formulex License Agreement, page 147

20.	Please revise page 148 to disclose how Formulex may terminate the Formulex License Agreement.

Response: In response to the Staff’s comment, we have revised our disclosure on page 107 to clarify that the Formulex License Agreement does not provide for termination by Formulex.

Financial Statements

Consolidated Statement of Operations, page F-4

21.	Please revise your filing to present the subtotals and totals, such as those for operating loss from continuing operations, net loss, and earnings per share information within parentheses to represent that these are negative numbers.

Response: In response to the Staff’s comment, we have revised our disclosures on page F-4, as well as on pages 7 and 72 for conformity.

Signatures, page II-6

22.	Please identify your principal executive officer or officers as well as your principal financial officer, controller or principal accounting officer.

Response: We note the Staff’s comment and respectfully have revised the signature page to Form F-1 to reflect that Dr. Dalia Megiddo is our Principal Executive Officer and Mr. Oren Elmaliah is our Principal Financial and Accounting Officer.

If you have any questions or require additional information, please contact our attorneys Eric Victorson, Esq. at (212) 660-3092 or Oded Har-Even, Esq. at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

Nasus pharma LTD.

By:	/s/ Udi Gilboa
Executive Chairman